AVANTAX INVESTMENT SERVICES, INC.

Statement of Financial Condition

December 31, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

	SEC FILE NUMBER

FILING FOR THE PERIOD BEGINNING 01/01/2023 AND ENDING 12/31/2023
                                              MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Avantax Investment Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3200 Olympus Blvd. Suite 100
(No. and Street)

Dallas	Texas	75019
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Chris Rod	972-870-6000	chris.rod@avantax.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

2323 Victory Avenue, Suite 2000	Dallas	Texas	75219
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Chris Rod, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Avantax Investment Services, Inc., as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.



NOTARY PUBLIC STATE OF TEXAS
SUZANNE F GIBSON
Notary ID #11123517
My Commission Expires
April 20, 2026

Suzanne Gibson
Notary Public

Signature: [signature]

Title:
Financial Operations Principal

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

AVANTAX INVESTMENT SERVICES, INC.

Table of Contents



Ernst & Young LLP
One Victory Park
Suite 2000
2323 Victory Avenue
Dallas, TX 75219

Tel: +1 214 969 8000
Fax: +1 214 969 8587
ey.com

Report of Independent Registered Public Accounting Firm

To the Stockholder, Those Charged with Governance and Management of Avantax Investment Services, Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Avantax Investment Services, Inc. (the "Company") as of December 31, 2023 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditors since 2012.

March 27, 2024

A member firm of Ernst & Young Global Limited

AVANTAX INVESTMENT SERVICES, INC.

Statement of Financial Condition

December 31, 2023

Assets

Assets:		
Cash and cash equivalents	$	34,202,228
Commissions and accounts receivable		31,670,482
Receivable from Parent, net		11,832,054
Deferred expenses		2,041,704
Other assets		38,431,294
Intangibles, net		72,426,408
Goodwill		148,461,302
Total assets	$	339,065,472

Liabilities and Shareholder's Investment

Liabilities:		
Commissions payable	$	11,707,305
Deferred revenue		2,853,252
Other liabilities and accrued expenses		782,736
Deferred tax liability, net		16,610,125
Total liabilities		31,953,418

Shareholder's investment:	
Common stock, $0.032 par value. Authorized 900,000 shares; issued and outstanding 546,000 shares	17,472
Additional paid-in capital	362,749,906
Accumulated deficit	(55,655,324)
Total shareholder's investment	307,112,054
Total liabilities and shareholder's investment	$ 339,065,472

See accompanying notes to statement of financial condition.

AVANTAX INVESTMENT SERVICES, INC.

Notes to Statement of Financial Condition

Year ended December 31, 2023

(1) Organization and Summary of Significant Accounting Policies

(a) Organization and Business

Avantax Investment Services, Inc. (the Company), a wholly owned subsidiary of Avantax Wealth Management, Inc. (the Parent), was incorporated in April 1983 as a Texas corporation. On September 9, 2023, Avantax, Inc. (Avantax), the prior ultimate parent of the Company, entered into an Agreement and Plan of Merger with Aretec Group, Inc. (Aretec) whereas Aretec would acquire all the issued and outstanding equity of Avantax. This transaction was closed on November 27, 2023. Upon the closing of the transaction, Avantax and all its wholly owned subsidiaries, including the Company, became wholly owned subsidiaries of Aretec. Aretec is a wholly owned subsidiary of its ultimate parent, GC Three Holdings Sub I, Inc. The Company has not elected to apply pushdown accounting as part of this transaction.

The Company is a securities broker-dealer firm registered with the Securities and Exchange Commission (SEC) and securities regulatory commissions in all 50 states, the District of Columbia, the Commonwealth of Puerto Rico, and the United States Virgin Islands. The Company is a member of the Financial Industry Regulatory Authority (FINRA), the Securities Industry and Financial Markets Association, and the Securities Investor Protection Corporation. The Company clears security transactions through National Financial Services on a fully disclosed basis. Accordingly, the Company operates under the exemptive provisions of the SEC Rules 15c3-3(k)(2)(i) and 3(k)(2)(ii) as well as effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not the Company.

The statement of financial condition has been prepared in accordance with U.S. generally accepted accounting principles (GAAP). The Company has one operating and reportable segment as it only reports financial information on an aggregated basis to its chief operating decision maker.

(b) Cash and Cash Equivalents

Included in cash and cash equivalents are cash balances of $34,202,228 and highly liquid investments with an original maturity of three months or less in the amount of $112,978.

(c) Cash Required to be Segregated Under Federal or Other Regulations

At December 31, 2023 there was no cash segregated in a special bank account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

(d) Commissions and accounts receivable

Commissions, including trailers, which are earned but not yet received, are accrued by the Company. The settlement of these commissions occurs on a regular basis and the amount of unsettled credit exposure is limited to the amount owed the Company for a short period of time. There is no history of payment default and the Company does not anticipate any change to this trend based on current or projected information. Accrued commissions are charged off at either 60 or 90 days depending on the product type.

Accounts receivable, including receivables for financial product manufacturer sponsorship programs, cash sweep programs, and support fees charged to financial professionals, are stated at amounts due, net of an allowance for credit losses. The Company's estimates of credit losses are based on our historical experience, the aging of these receivables, and management judgment. The allowance for credit losses was not material as of December 31, 2023.

(e) Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash equivalents and commissions and accounts receivable. These instruments are generally unsecured and uninsured. For cash equivalents and commissions receivable, the Company attempts to manage exposure to counterparty credit risk by only entering into agreements with major financial institutions and investment sponsors that are expected to be able to fully perform under the terms of the applicable agreement. Accounts receivable are typically unsecured and are derived from revenues earned from customers primarily located in the United States operating in a variety of geographic areas.

(f) Fair Values of Assets and Liabilities

The Company measures its cash equivalents at fair value. The Company considers the carrying values of cash required to be segregated under federal or other regulations, commissions and accounts receivable, receivable from Parent, net, deferred expenses, other assets, commissions payable, amounts due on clearing transactions, deferred revenue, and other liabilities and accrued expenses to approximate fair values primarily due to their short-term natures.

In accordance with ASC 820, "Fair Value Measurements and Disclosures," certain of the Company's assets and liabilities are carried at fair value and are valued using inputs that are classified in one of the following three categories:

Level 1: Quoted market prices in active markets for identical assets or liabilities.

Level 2: Observable market-based inputs, other than Level 1, or unobservable inputs that are corroborated by market data.

Level 3: Unobservable inputs that are not corroborated by market data and reflect the Company's own assumptions.

The fair value hierarchy of the Company's financial assets and liabilities carried at fair value and measured on a recurring basis was as follows:

		Fair value measurements at the reporting date using:		
	December 31, 2023	Quoted prices in active markets using identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Cash equivalents	$112,978	$112,978	-	-

AVANTAX INVESTMENT SERVICES, INC.

Notes to Statement of Financial Condition (Continued)

Year ended December 31, 2023

Cash equivalents are classified within Level 1 of the fair value hierarchy because the Company values them utilizing quoted prices in active markets.

(g) Income Taxes

The Company is included in the consolidated federal income tax return of Aretec and allocated a portion of the consolidated tax liability. These financial statements have been prepared as if the Company had filed a separate return. As a result, the tax treatment of certain items reflected in these financial statements may not be reflected in the consolidated financial statements and tax returns of Aretec. Therefore, such items as net operating losses, tax credits and other similar loss carryforwards, and other deferred taxes may exist in these financial statements that may not exist or will differ from the amounts reported in Aretec's consolidated financial statements. Aretec files combined state income tax returns in some states and separate state income tax returns in other states. State income taxes are also allocated to the Company for states where the Company files on a combined basis. The Company records its share of the consolidated tax liability in Receivable from Parent, net.

The Company accounts for income taxes under the asset and liability method, under which deferred tax assets, including net operating loss carryforwards, and deferred tax liabilities are determined based on temporary differences between the book and tax bases of assets and liabilities. The Company periodically evaluates the likelihood of the realization of deferred tax assets and reduces the carrying amount of the deferred tax assets by a valuation allowance to the extent the Company believes it is more likely than not a portion will not be realized. The Company considers many factors when assessing the likelihood of future realization of the deferred tax assets, including expectations of future taxable income, recent cumulative earnings experience by taxing jurisdiction, and other relevant factors. There is a wide range of possible judgments relating to the valuation of the Company's deferred tax assets.

The Company records liabilities to address uncertain tax positions that have been taken in previously filed tax returns or that are expected to be taken in a future tax return. The determination for required liabilities is based upon an analysis of each individual tax position, taking into consideration whether it is more likely than not that the tax position, based on technical merits, will be sustained upon examination. The tax benefit to be recognized in the financial statements from such a position is measured as the largest amount of benefit that has a greater than 50% cumulative likelihood of being realized upon ultimate settlement with the taxing authority. The difference between the amount recognized and the total tax position is recorded as a liability. The ultimate resolution of these tax positions may be greater or less than the liabilities recorded.

(h) Amounts Due on Clearing Transactions

The Company may remit customer funds on certain clearing transactions on a settlement-date basis rather than on a trade-date basis. Under the settlement-date basis of the remittance, the Company holds customer funds from the trade date until the time at which the trades are cleared by the product sponsor (not to exceed two business days). At December 31, 2023 there were no such customer transactions in process and there was no amount due on clearing transactions.

(i) Financial Professional Forgivable Loans

The Company provides certain financial professionals with loans as part of the Company's recruiting and retention strategy for key revenue producing financial professionals. These loans are generally forgivable over a 5 to 10 year period based upon continued affiliation with the Company. If the financial professional leaves before the term expires, the balance is immediately due and payable. The Company estimates an allowance for

credit loss related to these loans at inception using estimates and assumptions based on historical loss experience and expectations of future loss rates. The Company monitors the adequacy of these estimates on a periodic basis against actual trends experienced. The allowance for credit loss associated with these loans was not material as of December 31, 2023. As of December 31, 2023, outstanding loans issued to financial professionals were $37,466,163 and were included in other assets on the accompanying statement of financial condition. Substantially all of our outstanding financial professional loans are considered forgivable.

(j) Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

(k) Goodwill and Intangible Assets

We test goodwill for impairment annually, as of November 30, or more frequently when events or circumstances indicate that impairment may have occurred. For purposes of our goodwill impairment testing, we have only one reporting unit.

We test goodwill for impairment either by assessing qualitative factors to determine whether it is more likely than not that fair value is less than the carrying amount, or by performing a quantitative test. Qualitative factors include industry and market conditions, overall financial performance, and other relevant events and circumstances. If we choose to perform a qualitative assessment and after considering the totality of events or circumstances, we determine it is more likely than not the fair value is less than its carrying amount, we perform a quantitative fair value test. Our quantitative test utilizes a weighted combination of a discounted cash flow model (known as the income approach) and a market approach which estimates fair value by applying income-based valuation multiples for a asset of comparable companies to income. These approaches involve judgmental assumptions, including forecasted future cash flows expected to be generated over an extended period of time, long-term growth rates, and the Company's weighted average cost of capital. The weighted average cost of capital factors in the relevant risk associated with business-specific characteristics and the uncertainty of achieving projected cash flows. These assumptions are unobservable inputs and are considered Level 3 measurements. Impairment is recognized as the excess of the carrying amount, including goodwill, over it's fair value.

(l) Recently Issued Accounting Pronouncements

There have been no recent accounting pronouncements, changes in accounting pronouncements, or recently issued accounting guidance during fiscal year 2023 that are material, significant, or potentially significant to the Company.

(2) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (ratio of AI/NC), both as defined, shall not exceed 15-to-1. Minimum net capital cannot be less than $250,000 or $6 \frac{2}{3}\%$ of aggregate indebtedness, whichever is greater. At December 31, 2023, the Company had net capital, required net capital, excess net capital, aggregate indebtedness, and a ratio of AI/NC as follows:

Net capital	$	28,807,622
Required net capital		1,148,472
Excess net capital	$	27,659,150
Aggregate indebtedness	$	17,227,067
Ratio of AI/NC		59.80%

The Company is exempt from the provisions of SEC Rule 15c3-3, Customer Protection – Reserves and Custody of Securities. Accordingly, the Computation for Determination of Reserve Requirements and Information Relating to the Possession or Control Requirements are not required.

(3) Related-Party Transactions

The Company has a facilities and services agreement with its Parent. The Parent pays certain costs of the Company other than commissions and, in turn, charges the Company a facilities and service fee. Per the agreement, expenses incurred by the Parent solely for the benefit of the Company are directly charged through the fee. Shared services incurred by the Parent are allocated to support entities through the fee based on a percentage of revenue. The amount of this fee is shown in Facilities and service fee to Parent in the accompanying statement of income. Included in Receivable from Parent, net on the accompanying statement of financial condition is a $2,928,832 receivable resulting from overpayment of this fee.

The Parent and Avantax generally paid income taxes on behalf of the Company and, in turn, charged the Company for the payments.

The Company paid dividends to Parent of $70,000,000 during the year and appropriately notified FINRA pursuant to SEC Rule 15c3-1(e)(1).

Avantax has an Employee Stock Purchase Plan and may additionally grant incentive or non-qualified stock options, stock, restricted stock units, stock appreciation rights and performance shares or performance units to employees, non-employee directors, consultants, and financial professionals. The stock-based compensation is accounted for by Avantax in accordance with ASC 718, Stock Compensation, which requires that compensation related to all share-based awards be recognized in the financial statements based on each award's applicable measurement date estimated fair value and its underlying vesting terms. Avantax uses the Black-Scholes-Merton valuation method to estimate stock-based compensation expense (for stock options) or the closing price of the Avantax stock price on the date of grant (for restricted stock units). As part of the acquisition of Avantax by Aretec discussed in Note 1 above, all the outstanding and unvested awards previously granted by Avantax were accelerated by Aretec, resulting in the recognition of incremental compensation expense for the portion of those awards for which the vesting criteria had not yet been completed.

(4) Commitments and Contingencies

The Company's contractual commitments, which primarily consist of commitments to its clearing firm provider, are $1,500,000 per year for the next four years, $1,125,000 in five years and zero thereafter.

AVANTAX INVESTMENT SERVICES, INC.

Notes to Statement of Financial Condition (Continued)

Year ended December 31, 2023

The Company indemnifies its clearing firm against specified potential losses in connection with providing services to the Company. The Company's maximum potential liability under this arrangement cannot be quantified. However, management believes the likelihood that the Company would be required to make payments under this arrangement is remote. Accordingly, no liability is recorded in the financial statements for this arrangement.

From time to time, the Company is subject to various legal proceedings or claims that arise in the ordinary course of business, including governmental and self-regulatory organization inquiries, investigations and proceedings. The Company accrues a liability when management believes that it is both probable that a liability has been incurred and the amount of loss can be reasonably estimated. Although the Company believes that resolving such claims, individually or in aggregate, will not have a material adverse impact on its financial statements, these matters are subject to inherent uncertainties.

(5) Goodwill and Intangible Assets

The gross amount of goodwill and the amount of accumulated goodwill impairment were $194,041,270 and $45,579,968, respectively, as of December 31, 2023. No impairment was recognized as of the Company's annual impairment test performed on November 30, 2023.

Intangible assets other than goodwill consisted of the following at December 31, 2023:

	Weighted average amortization period (years)	Gross carrying amount	Accumulated amortization	Net carrying amount
Amortizing intangible assets:				
Financial professional relationships	12	$131,955,706	68,695,965	63,259,741
Sponsor relationships	10	16,500,000	7,333,333	9,166,667
Total		$148,455,706	76,029,298	$72,426,408

AVANTAX INVESTMENT SERVICES, INC.

Notes to Statement of Financial Condition (Continued)

Year ended December 31, 2023

(6)   Income Taxes

The tax effect of temporary differences that gave rise to our deferred tax assets and liabilities were as follows:

Deferred tax assets:	
Deferred revenue	$304,553
Forgivable loans	735,814
Other, net	178,204
Total gross deferred tax assets	1,218,571
Deferred tax liabilities:	
Amortization expense	(17,795,576)
Other, net	(33,120)
Total gross deferred tax liabilities	(17,828,696)
Net deferred tax assets (liabilities)	$(16,610,125)

Included in Receivable from Parent, net is a current tax liability of $3,845,208.

At December 31, 2023, the Company determined that no valuation allowance was necessary for its deferred tax assets based upon its assessment of whether it is more likely than not that the Company will generate sufficient future taxable income necessary to realize the deferred tax benefits. The primary temporary difference that gives rise to the deferred tax liability relates to intangible assets created from the purchase of the Company in 2015.

There was no change to the Company's uncertain tax positions for the calendar year ending December 31, 2023. The total amount of the deferred tax liability for uncertain tax position at December 31, 2023, is $284,871.

As of December 31, 2023, the Company's U.S. federal tax returns for the years 2020 – 2022 remain open under the normal three-year statute of limitations and are therefore subject to examination.

(7) Subsequent Events

The Company has evaluated subsequent events from the statement of financial condition date through the date the financial statements were available to be issued and determined there are no items to be disclosed.